THE EUDORA FUND

Ticker: EUDFX

Portfolio Manager Commentary

July 31, 2013



THE EUDORA FUND

PORTFOLIO MANAGER COMMENTARY
JULY 31, 2013

Dear Fellow Shareholders,

From a valuation perspective, risk asset classes including equities and high yield bonds seem broadly overvalued. We fully concede the *absolute irrelevance* of valuation to the short-term direction of the markets, but over the long run we are reasonably confident that the range of investment returns in these asset classes as a whole will be between terrible and sub par. Of course, though obviously biased, we feel differently about our portfolio: we've taken care to invest only where we feel the securities we buy are priced to generate an attractive return while also mitigating downside risk.

In today's ebulliently valued markets we've been working especially hard to find quality companies at appealing valuations and we're happy to report that we're finding it easier to spot *potential* investment candidates than it has been in some time. We think that's because as markets rise inexorably, companies lacking near-term catalysts to uncover their value are either willfully ignored or aggressively sold in favor of "easier" and "sure-thing" speculations that will "work" faster. Our letter will thus focus on the three core positions we added over the course of the quarter, all of which require patience and a long-term perspective on the part of shareholders. We expect good things to come from these investments as we wait.

* * *

The three significant positions we established during the Fund's third fiscal quarter were all on the long side of the portfolio: TechTarget, Teva Pharmaceutical Industries, and Annaly Capital Management.

TechTarget, Inc.

TechTarget occupies a unique niche in the internet media and marketing landscape. The company's core asset is a collection of technology-focused websites, each of which produces informational and promotional content on a different sub-sector of the information technology industry. For example, a corporate information technology ("IT") professional looking to install or upgrade a CRM (Customer Relationship Management) system would visit www.SearchCRM.com and find helpful information about various CRM-related topics, including articles and videos by technology professionals, white papers published by technology companies behind the many CRM solutions, and other informational content such as tutorials, advice columns, editorials, and blog posts. Content is produced both independently by dedicated editors, as well as promotionally by the technology companies marketing their products and solutions. TechTarget is the proprietor of over 130 such sites.

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018
(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

The business model for TechTarget is actually quite simple, and begins with producing quality content in order to attain a professional tech-focused readership. Much of the time, the reader is actually an IT professional in the process of making a purchasing decision and trying to decide based on information they find on, among other places, the relevant TechTarget website. The ability to reach such a targeted audience, and one that's frequently looking to make a major corporate purchasing decision, is extremely valuable to potential technology company advertisers. As such, TechTarget's primary revenue stream comes from placing tech-company advertisements on its sites, as well as selling virtual real estate on its sites for those companies to pitch their products via white papers and other sponsored content.

Beyond this advertising business, TechTarget also employs advanced technology on its websites that monitors the browsing behavior of site visitors as well as the subject matters on which they're focused. Combined with its database of over 11 million email registrants (all of whom had to opt-in), this data allows TechTarget to gauge with some precision where in the purchasing process a site visitor might be and whether the reader would be responsive to targeted emails or sales calls. TechTarget is currently in the process of rolling out a set of lead-generation products to its advertiser customer base that makes use of this array of information, and so far the response has been very positive.

TechTarget's advertiser base of IT hardware and software companies (e.g., Dell, HP, Oracle, SAP, Cisco, etc.) has recently seen its revenue growth turn flat and even go negative in some instances. In reaction, most of these companies have turned to their expense structure, cutting costs in order to maintain profitability. Marketing and advertising, a significant expense line item, has been a major casualty of this cost-cutting process. The IT Industry's advertising expense is TechTarget's revenue line, and so TechTarget has seen revenue decreases over the last several quarters.

Among those who follow the IT space, the debate that currently rages centers on whether the stalling in IT spending is a cyclical or secular phenomenon. The question is, has IT spending growth structurally reverted to about zero, or is the current IT spending slump a temporary result of generally slow overall economic growth. While we tend to believe that IT spending will indeed rebound at some point, we certainly don't know when that will be, and we would not have made the investment in TechTarget if it relied upon our opinion on the big picture issue of IT spending.

We think the investment in TechTarget will be a winner no matter which side turns out to be right in the IT-spending debate. If IT spending, and TechTarget's revenues, do indeed bounce back, even if only to the levels of 2011, TechTarget

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

will be able to generate annual pretax cashflow equivalent to more than 20% (or about 13% after taxes) of the enterprise value implied by our purchase price (where else can you get a 20% pretax return these days?). That doesn't even include the cash earnings of its new lead-generation products, its ongoing successful expansion abroad, and the company's large share buybacks –all factors that were either nonexistent or immaterial in 2011.

On the other hand, if IT spending continues to stagnate, we believe that TechTarget has significant leeway to cut costs. Even as the company's revenue has declined by 12.5% (twelve trailing months vs. 2011), its cash operating expenses have been slashed by only 5.5%. If management concluded that IT spending was in a permanent funk, the company would be able to go much further in its cost cutting efforts. In such a scenario, we estimate the company would be able to generate annual pretax cashflow at a rate of approximately 15% (about 10% after taxes) of the enterprise value implied by our purchase price.

TechTarget nicely illustrates our philosophy of investing where the downside is limited while the upside is significant. It's also a great example of how near-term uncertainty is shunned in the market despite the evident win/win result in the medium to long term. If the stock traded up to reflect a 10% pre-tax yield on the enterprise value (still cheaper than TechTarget's media comparables), the share price would hit $6-9 per share compared to out $4.50 per share purchase price. Over time, given further revenue growth and the company's share repurchases, we believe there could be upside beyond that.

Teva Pharmaceutical Industries[1]

Teva is the largest generic drug manufacturer in the world. Ironically, the bulk of its earnings do not come from its generic drug business. Over the past few years, Teva has operated three major segments:

- Generic Drugs – This is Teva's largest business segment by revenue, but the margins are much smaller than those earned by selling branded drugs, so it's not the biggest cashflow generator.

- Copaxone – Teva manufactures and sells the heretofore most successful drug ever for the treatment of Relapse-Remitting Multiple Sclerosis. If measured by cashflow, this was Teva's biggest business in 2012. It is also

---

[1]For a fuller discussion of our investment thesis behind the Teva position, you can read my series of blog posts (currently still in progress) on the EAM website. The first post in the series can be found at www.eudoraam.com/teva-1

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018
(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

certain to mostly disappear over the next few years due to patent expiry as well as the approval of competitive drugs.

- Specialty Branded Drugs –This is the overlooked gem of the Teva empire. Teva specializes in the development and commercialization of branded drugs in the areas of central nervous system (CNS), respiratory, oncology, and women's health. Teva has a very high quality pipeline of future drugs in this segment that seems to be overlooked by the market based on the current valuation implied by the stock price.

Teva is a large and complex company, but the crux of our investment thesis with respect to the company can be simply stated as follows: The core earnings power of the generic drug and specialty drug segments justifies the current stock price. That is, after analyzing the various geographical and molecule-type divisions of the global generic drug market, taking into account the new management team's very substantial commitment to cutting supply chain costs, and examining all the major molecules and programs in Teva's research & development pipeline, we believe that these two core segments have normal earnings power of $3-4 per share, as compared to our approximate $39 purchase price. Thus, we were able to purchase Teva at 9-11-timesour estimate of core earnings, after adjusting the stock price for the approximately $4 per share at which we value the Copaxone business.

We also think there's substantial upside to that core earnings number. For one, we didn't give the management team full credit for their cost-cutting guidance. Management thinks they can cut up to $2 billion in costs over the next three years, but we gave them credit for about half of that in our analysis. If they achieved it all, that would be a full $1/share in annual earnings added to our estimate. Furthermore, our analysis assumes that Teva's current pipeline will bear fruit only to the extent that it will successfully offset any patent expiries or competitive threats in the *current* branded drug lineup. In reality, we think the odds are better than even that Teva's current pipeline will *much more* than offset current drugs that will be rolling off the revenue stream in the near future (excluding Copaxone). The final point of potential upside is that the management team that recently took over the reins at Teva, led by CEO Jeremy Levin, has instituted massive changes in the way Teva conducts research & development and in the way the company acquires and partners with other pharmaceuticals. Levin is so confident in the new R&D paradigm that he's stated several times that he expects it to be incrementally worth billions of dollars a year in revenue (and for Teva's branded drugs, every $1 billion in revenue is about 50 cents a share to the bottom line).

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018
(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

A purchase price of 9-11-times normalized after-tax earnings power suggests a return to shareholders of about 10% annually over time, even with no growth in those earnings. But we think that the market's short-term obsession with the loss of Copaxone will morph into a realization that Teva's current pipeline, new R&D strategy, and its revamped cost structure are vehicles of sustainable long term growth. If that happens, that return should be magnified considerably.

Annaly Capital Management

A major story of the past few months has been the rapid rise in long-term interest rates. In the real economy, one of the major effects of this rise is the commensurate increase in mortgage rates, while in the stock market, a major effect has been the considerable underperformance of interest-rate sensitive sectors such as utilities, master limited partnerships (MLPs), and mortgage REITs (Real Estate Investment Trusts). Annaly is one such mortgage REIT, and its stock price has moved in the general trajectory of its peers, declining from about $16 per share this past April to about $12 in recent weeks.

Mortgage REITs can be described as simple, very-lightly-regulated banks. They use their equity capital, as well as short-term debt provided by the repo market, to buy mortgage-backed securities (MBS). [2] Annaly is considered an Agency Mortgage REIT, which simply means that its assets are composed almost solely of MBS backed by government agencies (Fannie Mae, Freddie Mac, and Ginnie Mae).Like a bank, Annaly borrows short and lends long. One of the major differences, though, is that Annaly's "loan book" of MBS is made up of publicly traded bonds that get marked to market every single day.

As interest rates have moved up, the prices on those mortgage bonds have moved down, hurting the company's book value (which is simply the value of its assets – the declining bonds – minus its liabilities – its outstanding repo loans, the value of which has stayed constant). As the book value has declined, so has the potential liquidation value (which is approximately the same as book value in a company with such liquid assets), and the company's ability to borrow and deploy capital has also been reduced, which hurts the its ability to generate and distribute income (Annaly is a REIT, which means it distributes almost all of its net income to shareholders in the form of dividends).

---

[2]"Repo" is shorthand for repurchase agreement. In this borrowing arrangement, the borrower sells a security, such as an Agency MBS, to the lender, agreeing to buy it back at a slightly higher price (the price difference being representative of interest). The agreement effectively simulates secured borrowing with the security representing collateral. The repo market is estimated to be about $3-5 Trillion in size and is one of the most liquid short-term lending markets in the world. To put that size in perspective, the most recent total amount of credit extended by the entire US banking system is about $10 Trillion.

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

With the aforementioned negatives in mind, we consider the following positives:

- The business model of borrowing short and lending long has almost never looked so good. The chart below shows the spread between the 2-year Treasury and 10-year treasury rates for the past 35 years or so. As you can see, the spread has rarely been this attractive over that time. While the typical agency mortgage REIT may have reduced capacity to borrow and lend, the capacity that it *does* have will tend to be deployed very profitably.



- The rate at which the typical agency mortgage REIT borrows in the repo market is at very little risk to rise. The Federal Reserve (the "Fed") has committed to keeping the short term lending rate down for as far as the eye could see. In fact, the Fed has even gotten cold feet with regard to its plan to *slow the rate of expansion in its balance sheet*. Before a rate hike, the Fed would not only have to taper its balance sheet expansion, it would have to actually *contract* its balance sheet. Based on the Fed actions of recent weeks, we are a long way from that point.

- While agency mortgage REITs are almost certainly at risk of increasing long term rates wreaking further havoc on their balance sheets, we judge that risk at this point to be negligible for a few reasons: First off, given that short term rates are anchored for the time being (see the previous point), it is very unlikely that long term rates will rise even further than they already have. It would require the spread in the above chart to

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

reach levels that have never been reached in the post-Bretton-Woods monetary system. That could very well happen, but the risk is low. Secondly, long-term rates have risen in past interest rate regimes, but it's difficult to find a time in which rates rose by 3-4% over a span of less than a few years (it hasn't happened in the last century). But that's what would have to happen for agency mortgage REITs' book values to be further impaired at the same rates that they've been impaired in the past few months. Again, it could happen, but the odds are extremely slim. Finally, even if the improbable happened and long term rates repeated their rapid-rise behavior of the last few months in the next few months, the *rate* at which mortgage REIT book values decline would itself moderate due to the inherent convexity of bond prices as well as the REITs' ability to reinvest higher interest income at higher rates of return.[3]

In contrast to the basket approach that we took in order to invest in the gold mining sector, with the mortgage REITs we made a single large investment in Annaly. We've followed Annaly closely for over a decade and have a deep respect for the company's conservative and disciplined investment culture and its general reluctance to take on too much leverage, which can be deadly in the business of lending money (as Fannie Mae and Freddie Mac themselves found out in 2008). Additionally, we liked the fact that Annaly hedged half of its MBS portfolio from a rate-rise, and we made our investment at what we estimated was a slight discount to what Annaly's book value would turn out to be after accounting for the damage that rising rates had inflicted on their balance sheet.

We expect that Annaly will be able to distribute over 10% of our purchase price in the form of dividends over the next year, with the ability to grow that in the future. This is in contrast to the market's fears about continually rising interest rates, which we believe is a case of extrapolating the recent past into the eternal future. As with our investment in Teva, our Annaly investment comes bearing a free upside option, in this case if interest rates move in a direction contrary to the broad consensus (i.e., downward). Given the economy's recent mediocre performance and the Fed's confirmation that it will be holding short rates in place, we think the odds are pretty good that the next significant movement in interest rates will actually be downward, perhaps allowing us to earn some capital gains on our Annaly position in addition to an attractive dividend yield.

---

[3]Convexity basically means that as interest rates rise, bond duration declines. Duration is a measure of how much a bond would increase/decrease in price in reaction to a decrease/increase in interest rates. In other words, the higher the interest rate, the less a further rate increase affects the price of bonds. In the case of mortgage REITs (and any conventional coupon bond), the effect of additional interest rate increases would be further moderated by the enhanced ability to reinvest interest income.

8 WEST 40th STREET | 4th FLOOR | NEW YORK, NY 10018

(347) 559 6565


eudora
eudoraam.com

PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

* * *

We consider all three of our third quarter investments to be well-managed quality businesses with earnings power significantly higher and more durable than the market currently gives them credit for. But holding them requires a truly long-term investment horizon given the contrast between the immediate uncertainty surrounding their operations with the intrinsic robustness of their asset bases and business models. Our investment philosophy and organizational culture encourage such patience in the quest for exceptional risk-adjusted returns.

The ability to deploy capital into three full-sized positions indicates that we are making steady progress toward a more fully invested portfolio. While we did not discuss any short-sales, we'll simply note that overvalued markets tend to feature many ways to hedge opportunistically.

I look forward to writing you again when we publish our annual report for the Fund's fiscal year ending October 31, 2013. Thank you for your continued confidence and support.

Sincerely,

David A. Cohen



PORTFOLIO MANAGER COMMENTARY (CONTINUED)
JULY 31, 2013

DISCLOSURES:

The mention of any investments in this newsletter should not be considered a recommendation to sell or purchase the security mentioned or similar investments. Please consult an investment professional on how the purchase or sale of such investments can be implemented to meet your particular investment objective or goals. Investments in securities and/or similar investments are subject to risks. It is important to obtain information about and understand these risks prior to investing.

Statistics and other information have been compiled from various sources. Eudora Asset Management believes the facts and information to be accurate and credible but makes no guarantee to the complete accuracy of this information.

Mutual fund investing involves risk. An investment in The Eudora Fund is subject to special risks including but not limited to, small and mid-cap companies securities risk which is subject to the potential for increased volatility as a result of investing in securities that are more volatile compared to investments in more established companies. These and other risks associated with The Eudora Fund as well as applicable investment objectives, charges and expenses must be considered carefully before investing. This and other important information about The Eudora Fund is found in the Prospectus, a copy of which or current performance information may be obtained by visiting http://eudoraam.com/fund or by contacting the Fund toll free at 1-866-232-3837. We encourage you to read the prospectus carefully before investing.

Past performance does not guarantee future results. Loss of principal is possible. Investment returns and principal value of an investment in The Eudora Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.



This Page Was Left Blank Intentionally



Investment Adviser
Eudora Asset Management, LLC
8 West 40th Street, 4th Floor
New York, NY 10118

Dividend Paying Agent, Shareholders' Servicing Agent, Transfer Agent
Mutual Shareholder Services, LLC
8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147

Custodian
The Huntington National Bank, NA
41 South High Street
Columbus, OH 43216

Independent Registered Public Accounting Firm
Sanville & Company
1514 Old York Road
Abington, PA 19001

Legal Counsel
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, OH 43215

This report and the financial statements contained herein are submitted for the general information of shareholders and are not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus. Nothing herein contained is to be considered an offer of sale or solicitation of an offer to buy shares of the Fund. Such offering is made only by prospectus, which includes details as to offering price and other material information.

eudora